UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
_____

1.	Press release dated December 9, 2024.

Item 1

Millicom (Tigo) share repurchase activity

Luxembourg, December 9, 2024 - Pursuant to the share repurchases announced on November 29, 2024, Millicom repurchased 277,905 of its Swedish Depository Receipts (SDRs) between December 2, 2024, and December 6, 2024, as detailed in the table below.

Trade Date	Number of SDRs repurchased	Daily average price paid* (SEK)	Daily repurchase amount* (SEK)
12/2/2024	92,000	270.4372	24,880,222
12/3/2024	90,990	277.8241	25,279,215
12/4/2024	74,818	281.1744	21,036,906
12/5/2024	20,097	282.8504	5,684,444

* Excluding commissions

All purchases were carried out on Nasdaq Stockholm by Citigroup Global Markets Limited on behalf of Millicom. Following the purchases, Millicom holds 868,951 treasury shares as of December 6, 2024. The total number of shares outstanding in Millicom is 172,096,305.

For information about all transactions carried out under the repurchase program, refer to Nasdaq Stockholm’s website:

https://www.nasdaq.com/european-market-activity/news/corporate-actions/repurchase-of-own-shares

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: December 10, 2024